Form 10-K, Exhibit 13
period 1994-05-31
TEXAS INDUSTRIES INC
filed 1994-08-26
CIK 97472

                                  EXHIBIT 13

     The Registrant's complete annual report to security holders is furnished under Item 14(a) of this report for convenience only where the financial statements are incorporated by reference.


                                 [FRONT COVER]


TEXAS INDUSTRIES, INC.



                               [CORPORATE LOGO]


                                                              1994 ANNUAL REPORT


                             [INSIDE FRONT COVER]


                                 OUR MISSION:

                        We will be the most efficient,
             high value supplier of cement and aggregate products
          and will provide superior service in the markets we serve.
                   We will continue to grow in our industry
              through innovation and geographic diversification.


                                 [BACK COVER]

                       A New York Stock Exchange Company

                            Texas Industries, Inc.
                             7610 Stemmons Freeway
                              Dallas, Texas 75247
                                 214-647-6700
                              FAX:  214-647-3878

CORPORATE PROFILE

Texas Industries, Inc. (TXI), a Fortune 500 company, is a leading producer of steel and construction materials, including cement, aggregates and concrete.

Chaparral Steel Company, an 81 percent-owned subsidiary of TXI, produces a broad range of carbon steel products and distributes them to markets in North America and, under certain market conditions, to Europe and Asia.

TXI's cement, aggregate and concrete products operations are concentrated in Texas and Louisiana. The Company is the largest producer of cement in Texas.

Throughout all operations, TXI strives to maintain its position as the highest quality, low-cost producer in the marketplace.

FINANCIAL HIGHLIGHTS

- - -------------------------------------------------------------------
In thousands except per share               1994             1993
- - -------------------------------------------------------------------
RESULTS OF OPERATIONS
   Net sales                              $707,147         $614,292
   Net income                               25,751            1,058
- - -------------------------------------------------------------------
PER SHARE INFORMATION
   Net income                                 2.29              .11
   Cash dividends                              .20              .20
- - -------------------------------------------------------------------
FOR THE YEAR
   Cash from operations                     51,372           49,361
   Capital expenditures                     23,305           17,212
- - -------------------------------------------------------------------
YEAR END POSITION
   Total assets                            749,120          757,300
   Net working capital                     161,383          159,408
   Shareholders' equity                    352,671          282,511

TO OUR SHAREHOLDERS:

Net income for Fiscal Year 1994 equalled $25.8 million or $2.29 per share, up substantially from the prior year's income of $1.1 million or $.11 per share. The cement, aggregate and concrete operations continued to improve for the fourth consecutive year while Chaparral earnings increased from the previous year in spite of a difficult market for structural steel beams.

In the coming year, the positive trend in earnings is expected to continue as the cement, aggregate and concrete operations benefit from the recovery in construction activity in the Texas region. Chaparral's earnings will largely be determined by structural steel beam market conditions.

CEMENT, AGGREGATE AND CONCRETE OPERATIONS

Operating profit of $46.7 million for 1994 compared with a level of $31.7 million for the previous year. Revenues for the segment were $244.9 million, a 26% increase over last year. Revenues for all product groups were up for the year.

Favorable trends in Texas construction activity were maintained during the year due to both increased residential building and street and highway construction. Some modest improvement in commercial building was apparent as well. While by no means representing a construction boom, this level of building activity served to bring demand and supply for cement into balance for the first time since the mid-eighties. As a result, cement prices have risen from the extremely low levels of four years ago to levels that are more representative of markets outside the region. Construction activity in the region had a similar impact on the aggregate, ready-mix and other product groups of the segment.

The general recovery of the Texas economy, together with the benefits from free trade with Mexico, are expected to result in continued growth in construction activity. As the largest cement producer in Texas and one of the largest producers of aggregates in the region, the segment is well positioned to take advantage of this further growth.

STEEL OPERATIONS

Operating profit for Chaparral Steel was $35.5 million, up from last year's level of $12.9 million. The increase in profit was due to both improved cost efficiencies and a concentration on more desirable market areas and products.

Shipments of 1.36 million tons were 2% lower than in the previous year. Average prices were up 12% as more sales were made in home market areas and as scrap cost increases were passed along. Demand for Chaparral's primary product, structural steel beams, remained at a low level during the year. There are indications that commercial construction activity in the United States is beginning to improve somewhat; however, a quick recovery is not currently expected.

During Fiscal Year 1995, Chaparral will continue to focus on improving its production operations, expanding its presence in the market for special bar quality products and working on new applications for lightweight structural steel beams.

Empowered employees continue to enhance the Company's competitive position in both production and marketing. Self-directed work teams are being successfully implemented. Employees throughout the Company are establishing solid customer bonds and developing new, value-added products to meet customer needs.

During 1994, $71 million of debt was replaced with lower interest rate financing. In the spring, $47 million of subordinated debt was converted to equity. Both of these events resulted in a significant improvement in financial flexibility. These capital structure changes and the internal efforts discussed above will give the Company the ability to expand in markets and products which fit with our strengths as opportunities develop.



/s/ Robert D. Rogers
- - -----------------------
Robert D. Rogers
President
July 15, 1994

SELECTED FINANCIAL DATA
Texas Industries, Inc. and Subsidiaries

- - --------------------------------------------------------------------------------------------
$ In thousands except per share           1994       1993       1992       1991       1990
- - --------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
   Net sales                            $707,147   $614,292   $601,129   $619,827   $609,063
   Operating profit                       82,130     44,572     47,207     40,876     37,700
   Net income (loss)                      25,751      1,058      1,920     22,086     (7,342)
   Return on average common equity          8.1%        .4%        .7%       8.5%        N/A

- - --------------------------------------------------------------------------------------------
PER SHARE INFORMATION *
   Net income (loss) (primary)          $   2.29   $    .11   $    .19   $   1.97   $   (.84)
   Cash dividends                            .20        .20        .20        .20        .80
   Book value                              31.14      25.49      25.50      25.58      21.67

- - --------------------------------------------------------------------------------------------
FOR THE YEAR
   Cash from operations                 $ 51,372   $ 49,361   $ 26,217   $ 37,478   $ 32,810
   Capital expenditures                   23,305     17,212     21,621     98,386     51,305

- - --------------------------------------------------------------------------------------------
YEAR END POSITION
   Total assets                         $749,120   $757,300   $776,738   $788,577   $703,323
   Net working capital                   161,383    159,408    134,806    115,895    152,818
   Long-term debt                        171,263    267,243    289,390    293,136    259,528
   Shareholders' equity                  352,671    282,511    281,902    282,124    239,654
   Long-term debt to total
     capitalization                        32.7%      48.6%      50.7%      51.0%      52.0%

- - --------------------------------------------------------------------------------------------
OTHER INFORMATION
   Average common shares
     outstanding (in 000's) *             11,327     11,085     11,056     11,030     11,060
   Number of common shareholders           4,647      5,061      5,432      5,607      6,009
   Number of employees                     2,700      2,700      2,700      2,800      2,900
   Wages, salaries and employee
     benefits                           $102,853   $ 96,891   $ 97,950   $101,386   $100,241
   Common stock prices (high-low) *      39 - 21    28 - 19    25 - 18    23 - 10    36 - 18

* Adjusted for stock dividend in 1990.

DISCUSSION OF RESULTS OF OPERATIONS & FINANCIAL CONDITION

GENERAL

The Company has two major business segments: steel and cement/concrete. The steel operation produces beams, merchant quality rounds, special bar quality rounds, reinforcing bars, and channels. The cement/concrete segment supplies cement and aggregates, ready-mix, pipe, block and brick.

The steel plant follows a market mill concept which entails producing a wide variety of products from steel scrap. Chaparral strives to be a low-cost supplier and is able to change its product mix to recognize changing market conditions or customer requirements. Steel products are sold principally to steel service centers, fabricators, cold finishers, forgers and original equipment manufacturers. Chaparral distributes primarily to markets in North America and, under certain market conditions, to Europe and Asia.

The cement/concrete facilities are concentrated in Texas and Louisiana, with markets extending into contiguous states. As a vertically integrated concrete products supplier, TXI owns or leases more than 25,000 acres of mineral-bearing land. Cement/concrete operations require large amounts of capital investment, energy, labor and maintenance.

Corporate resources, which are excluded from operating profit, include the president's office as well as certain financial, legal, environmental, personnel and public ownership expenses, none of which are allocated to operations. Brookhollow's real estate activities are also included in corporate resources.

RESULTS OF OPERATIONS

NET SALES

Consolidated 1994 sales achieved a record $707.1 million, an increase of 15% over last year. Steel sales were up 10% due to 12% higher average selling prices. Cement/concrete sales increased 26% on improved volumes and selling prices of all primary products. Steel shipments of 1.36 million tons were slightly lower than 1993. Product mix between the bar mill and structural mills was substantially unchanged compared to 1993. Bar mill prices averaged 9% higher, while structurals were up 13%. Steel pricing overall had trended up until May, when a $20 per ton decrease in certain wide flange beams was required. Wide flange beams are generally used in commercial buildings for which demand has been flat for the last few years.

Strong demand for cement/concrete products permitted significantly greater shipments of cement, aggregates and ready-mix, which comprise 82% of segment sales. Cement prices averaged 6% higher, ready-mix was up 2% and, due to product mix, average aggregate pricing was down 1%. Cement consumption in Texas reached the in-state production capacity during the year, increasing 13% compared to the prior year. Prices for cement/concrete products are expected to improve further over the next year if demand remains strong.

Consolidated 1993 sales of $614.3 million increased 2% over 1992. Steel sales were up 1% as average prices trended up on similar volume. Cement tons increased 20% with slightly higher prices. Ready-mix volume was down as highway projects in Houston and Louisiana tailed off, although average unit pricing gained 4%. Aggregate sales were improved by 8% greater volume and 7% better average price.

BUSINESS SEGMENTS


                                              Year ended May 31,
- - -------------------------------------------------------------------------
In thousands                           1994          1993          1992
- - -------------------------------------------------------------------------

NET SALES
   Bar mill                          $138,353      $126,830      $141,538
   Structural mills                   320,210       289,862       272,474
   Transportation                       3,712         3,518         2,598
- - -------------------------------------------------------------------------
   TOTAL STEEL                       $462,275      $420,210      $416,610

   Cement                            $ 93,181      $ 71,240      $ 58,407
   Ready-mix                           86,213        70,151        73,341
   Stone, sand & gravel                56,736        47,890        41,529
   Other products                      50,239        40,918        45,545
   Interplant                         (41,497)      (36,117)      (34,303)
- - -------------------------------------------------------------------------
   TOTAL CEMENT/
     CONCRETE                        $244,872      $194,082      $184,519
- - -------------------------------------------------------------------------
   TOTAL NET SALES                   $707,147      $614,292      $601,129
                                     ====================================

UNITS SHIPPED
   Bar mill (tons)                        424           422           484
   Structural mills (tons)                938           962           914
- - -------------------------------------------------------------------------
   TOTAL STEEL TONS                     1,362         1,384         1,398

   Cement (tons)                        2,120         1,720         1,439
   Ready-mix (cubic yards)              1,913         1,586         1,733
   Stone, sand & gravel (tons)         11,649         9,695         8,968

STEEL OPERATIONS
   Gross profit                      $ 81,777      $ 58,624      $ 66,678
   Less: Depreciation &
          amortization                 33,756        33,814        29,477
         Selling, general &
          administrative               15,937        13,992        17,437
         Other income                  (3,372)       (2,072)       (5,217)
- - -------------------------------------------------------------------------
   OPERATING PROFIT                  $ 35,456      $ 12,890      $ 24,981

CEMENT/CONCRETE OPERATIONS
   Gross profit                      $ 75,334      $ 57,636      $ 38,894
   Less: Depreciation, depletion &
          amortization                 14,458        15,168        17,321
         Selling, general &
          administrative               17,330        12,842        15,248
         Other income                  (3,128)       (2,056)      (15,901)
- - -------------------------------------------------------------------------
   OPERATING PROFIT                  $ 46,674      $ 31,682      $ 22,226
- - -------------------------------------------------------------------------
TOTAL OPERATING PROFIT               $ 82,130      $ 44,572      $ 47,207
                                     ====================================

CORPORATE RESOURCES
   Other income                      $  2,114      $  2,511      $  2,892
   Less: Depreciation &
          amortization                    748           817           697
         Selling, general &
          administrative               13,677        13,651        13,240
- - -------------------------------------------------------------------------
                                      (12,311)      (11,957)      (11,045)

   INTEREST EXPENSE                   (26,231)      (32,596)      (31,149)
- - -------------------------------------------------------------------------
Income before taxes & other
  items                              $ 43,588      $     19      $  5,013
                                     ====================================

CAPITAL EXPENDITURES
   Steel                             $  7,805      $  7,426      $ 12,616
   Cement/concrete                     15,252         9,121         8,021
   Corporate                              248           665           984
- - -------------------------------------------------------------------------
                                     $ 23,305      $ 17,212      $ 21,621
                                     ====================================

IDENTIFIABLE ASSETS
   Steel                             $488,307      $480,811      $504,905
   Cement/concrete                    159,133       169,941       195,221
   Corporate                          101,680       106,548        76,612
- - -------------------------------------------------------------------------
                                     $749,120      $757,300      $776,738
                                     ====================================

COST OF PRODUCTS SOLD

Consolidated cost of products sold, including depreciation and amortization, was $598.6 million on increased shipments of cement/concrete and higher steel scrap costs. Chaparral's costs were $18.9 million higher at $414.2 million. Scrap costs increased $18 per ton during the year. Cement costs were $5.8 million higher in 1994 due to lower clinker sales than in 1993 (the profit from clinker sales is credited as a reduction of costs). The 23% increase in cement tons and 21% increase in ready-mix volume account for the majority of the $34.6 million increase in cement/concrete cost of products sold, which total $184.4 million for the year. Unit production costs of ready-mix and aggregates were lower due to higher production volumes and continuing operating efficiency improvements.

The 1993 cost, totaling $545.2 million, increased $2.8 million from 1992. Chaparral depreciation and amortization added $5.3 million for the large beam mill. Steel costs per ton were somewhat higher as a result of upgrading the product mix with large beam products. Cement/concrete costs of sales declined $13.1 million or 8%, due largely to the absence of Dolphin Construction activities. Cement unit costs were lower due to higher production volumes and added savings from resource recovery activities. These activities use waste products to displace coal which would otherwise be consumed at the Midlothian cement plant.

OPERATING PROFIT

Near record operating profit of $82.1 million resulted from steel operations increasing by $22.6 million and cement/concrete improving by $15.0 million, both compared to the prior year's level. Steel prices per ton averaged $36 higher against unit cost increases of $19. Operational selling, general and administrative costs included $1.9 million additional for steel profit sharing. Cement/concrete profits were enhanced by added shipments of all products in combination with improved pricing. Operational SG&A was up $4.5 million in this segment due to increased selling and technical support for resource recovery activities.

Operating profit in 1993 was $44.6 million as steel profits declined by $12.1 million and cement/concrete advanced $9.5 million. The 1992 profit included an $11 million land gain from disposing of a ready-mix plant site. Steel profits in 1993 were decreased by $5.3 million additional depreciation expense of the large beam mill, as well as higher costs of producing large beam products, which in that year sold at depressed prices. Cement/concrete profits rose on greater shipments of cement and aggregates, which both had improved unit costs.

SELLING, ADMINISTRATIVE EXPENSE AND OTHER INCOME

Total selling, general and administrative expense, including both operations and corporate, increased 10% to $47.3 million. Steel costs of $15.9 million included $1.9 million in additional profit sharing and $1.6 million in severance pay. These increases were offset by reductions in compensation and other expenses following the 1993 restructuring. Cement/concrete costs increased $4.5 million due to expanded marketing for products and technical support for resource recovery activities.

Consolidated other income increased $2 million to $8.6 million. Chaparral's other income, at $3.4 million, was $1.3 million greater due in part to disposal of certain assets. Cement/concrete other income of $3.1 million is comprised largely of gains from the sale of retired transportation equipment. Corporate other income of $2.1 million is comprised primarily of $1.5 million in Brookhollow land gains and $1.3 million in investment income.

Prior year's consolidated other income of $6.6 million is similarly constituted of gains from routine asset retirement, land gains and investment income. The $24 million 1992 amount contained an $11 million land gain from disposal of a downtown Dallas plant site.

INTEREST EXPENSE

Interest expense reduced $6.4 million to $26.2 million; $5.1 million of reduction came from TXI and $1.3 million from Chaparral. A major TXI refinancing was completed in two phases during the year as $71 million in notes payable were replaced in September with lower interest rate obligations. Additionally, $40 million in consolidated notes were repaid during the year. In April, $46.9 million in convertible debentures were exchanged for common stock. Interest expense on these debentures terminated in January. The Chaparral expense reduction reflects continued, scheduled repayment of debt. The $1.5 million increase in 1993 over 1992 was due to Chaparral capitalizing $3.4 million in interest charges during 1992.

FINANCIAL CONDITION

With 1994 yielding the best operating cash and net income results in the last several years, the Company's financial condition has continued to improve. Shareholders' equity grew $70 million to $353 million while long-term debt decreased by $96 million. The year end debt-to-total capitalization ratio of 33% is the lowest in Company history. While working capital and cash balances were about the same as last year, significant progress was made on accounts receivable, considering that the same $77 million balance supports $93 million, or 15%, more sales volume. Inventory increased by $18 million as steel production outpaced shipments during the second half of the year.

Capital expenditures increased $6 million to $23 million, spent largely on replacement items. An additional $18 million in capital items were added to lease commitments in the cement/concrete segment. Capital expenditure plans for 1995 contemplate $50 million as each business segment envisions doubling the pace of recent expenditures. An additional $12 million in upgrade projects and replacement mobile equipment is projected to be leased.

Net debt retirement of $40 million, excluding the converted debentures, represented the greatest use of cash. Repayment flexibility was achieved through TXI's refinancing as maturities previously scheduled for 1995 and 1996 were replaced with a six-year amortization. A credit line of $25 million was arranged for TXI as a part of the refinancing, $4.4 million of which has been utilized to support letters of credit. This line is due to expire in November 1996. Chaparral has short-term credit facilities of $20 million, $15 million of which was outstanding at May. This credit line is eligible to be renewed in January 1995.

The Company generally maintains a policy of financing major capital expansion projects with long-term borrowing. Working capital, investments and replacement assets are funded out of cash flow from operations. The Company expects current financial resources and cash from 1995 operations to be sufficient to provide funds for planned capital expenditures, scheduled debt payments and other known working capital needs for fiscal 1995. If additional funds are required to accomplish long-term expansion of operations, management believes that funding can be obtained through lending or equity sources to meet such requirements.

CONSOLIDATED BALANCE SHEETS
Texas Industries, Inc. and Subsidiaries

                                                           May 31,
- - ---------------------------------------------------------------------------
In thousands                                       1994              1993
- - ---------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and temporary investments                $ 31,766          $ 33,089
   Notes and accounts receivable                   76,815            76,711
   Inventories                                    135,851           117,987
   Prepaid expenses                                32,646            32,745
- - ---------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                         277,078           260,532

OTHER ASSETS
   Real estate and other investments               30,523            30,188
   Goodwill                                        72,916            75,234
   Commissioning costs and other assets            23,710            25,788
- - ---------------------------------------------------------------------------
                                                  127,149           131,210

PROPERTY, PLANT AND EQUIPMENT
   Land and land improvements                      90,685            86,697
   Buildings                                       51,776            51,533
   Machinery and equipment                        727,818           720,526
- - ---------------------------------------------------------------------------
                                                  870,279           858,756
   Less allowances for depreciation               525,386           493,198
- - ---------------------------------------------------------------------------
                                                  344,893           365,558
                                                 --------------------------
                                                 $749,120          $757,300
                                                 ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable to banks                        $ 15,000          $   --
   Trade accounts payable                          44,022            48,662
   Accrued interest, wages and other items         25,546            29,668
   Current portion of long-term debt               31,127            22,794
- - ---------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                    115,695           101,124

LONG-TERM DEBT                                    171,263           267,243

DEFERRED FEDERAL INCOME TAXES AND OTHER CREDITS    73,196            71,313

MINORITY INTEREST                                  36,295            35,109

SHAREHOLDERS' EQUITY
   Preferred stock                                    598               598
   Common stock, $1 par value                      12,534            11,100
   Additional paid-in capital                     265,790           220,776
   Retained earnings                               75,511            52,933
   Cost of common shares in treasury               (1,762)           (2,896)
- - ---------------------------------------------------------------------------
                                                  352,671           282,511
                                                 --------------------------
                                                 $749,120          $757,300
                                                 ==========================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Texas Industries, Inc. and Subsidiaries

                                                    Year Ended May 31,
- - -----------------------------------------------------------------------------
In thousands except per share                  1994        1993        1992
- - -----------------------------------------------------------------------------
NET SALES                                    $707,147    $614,292    $601,129

COSTS AND EXPENSES (INCOME)
   Cost of products sold                      598,601     545,200     542,355
   Selling, general and administrative         47,341      43,116      46,622
   Interest                                    26,231      32,596      31,149
   Other income                                (8,614)     (6,639)    (24,010)
- - -----------------------------------------------------------------------------
                                              663,559     614,273     596,116
- - -----------------------------------------------------------------------------
          INCOME BEFORE THE FOLLOWING ITEMS    43,588          19       5,013

INCOME TAXES
     Expense (benefit)                         13,607        (646)      1,737
     Change in statutory federal tax rate       1,949         --          --
- - -----------------------------------------------------------------------------
                                               15,556        (646)      1,737
- - -----------------------------------------------------------------------------
                                               28,032         665       3,276

Minority interest in Chaparral                 (2,281)        393      (1,356)
- - -----------------------------------------------------------------------------
          NET INCOME                         $ 25,751    $  1,058    $  1,920
                                             ================================

Average common shares                          11,327      11,085      11,056
                                             ================================

Net income per common share                  $   2.29    $    .11    $    .19
                                             ================================

Cash dividends                               $    .20    $    .20    $    .20
                                             ================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Texas Industries, Inc. and Subsidiaries


                                                          Year Ended May 31,
- - ----------------------------------------------------------------------------------
In thousands                                           1994       1993       1992
- - ----------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                       $ 25,751   $  1,058   $  1,920
   Gain on disposal of assets                         (2,535)      (264)   (13,805)
   Non-cash items
     Depreciation, depletion and amortization         48,962     49,799     47,495
     Deferred taxes                                    3,790     (4,284)       432
     Undistributed minority interest                   1,186     (1,528)       206
     Other -- net                                      1,575        819        880
   Changes in operating assets and liabilities
     Notes and accounts receivable                      (937)    (2,125)    (3,645)
     Inventories and prepaid expenses                (18,468)     2,431    (12,719)
     Accounts payable and accrued liabilities         (7,980)     2,470      4,575
     Real estate and investments                          28        985        878
- - ----------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATIONS                51,372     49,361     26,217

INVESTING ACTIVITIES
   Capital expenditures                              (23,305)   (17,212)   (21,621)
   Proceeds from disposition of assets                 2,880        497     21,794
   Purchase of temporary investments                  (2,017)    (4,660)    (6,528)
   Proceeds from temporary investments                 8,374      4,816        --
   Cash surrender value -- insurance                    (821)     5,554     (1,840)
   Commissioning costs and other -- net                 (315)      (375)    (8,412)
- - ----------------------------------------------------------------------------------
       NET CASH USED BY INVESTING                    (15,204)   (11,380)   (16,607)

FINANCING ACTIVITIES
   Proceeds of short-term borrowing                   30,000      7,000     18,000
   Repayments of short-term borrowing                (15,000)    (7,000)   (28,000)
   Proceeds of long-term borrowing                    71,517        600     20,337
   Debt retirements                                 (111,738)   (22,290)   (25,351)
   Dividends paid                                     (2,308)    (2,228)    (2,213)
   Other -- net                                       (3,629)    (1,439)    (1,451)
- - ----------------------------------------------------------------------------------
       NET CASH USED BY FINANCING                    (31,158)   (25,357)   (18,678)
- - ----------------------------------------------------------------------------------
Increase (decrease) in cash                            5,010     12,624     (9,068)

Cash at beginning of year                             26,756     14,132     23,200
- - ----------------------------------------------------------------------------------
Cash at end of year                                   31,766     26,756     14,132
Temporary investments                                    --       6,333      6,528
- - ----------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT END OF YEAR        $31,766    $33,089    $20,660
                                                     =============================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Texas Industries, Inc. and Subsidiaries


- - ----------------------------------------------------------------------------------------------------------------------------------
                                                              Common
                                                               Stock        Additional               Treasury     Total
                                                Preferred     $1 Par         Paid-in      Retained    Common   Shareholders'
In thousands                                      Stock        Value         Capital      Earnings     Stock      Equity
- - ---------------------------------------------------------------------------------------------------------------------------------
May 31, 1991                                         $598    $11,100         $220,776      $55,875   $(6,225)     $282,124

   Net income                                                                                1,920                   1,920
   Cash dividends
     Preferred stock -- $5 a share                                                             (30)                    (30)
     Common stock -- $.20 a share                                                           (2,183)                 (2,183)
   Treasury stock issued for bonuses
     and options -- 3,250 shares                                                               (38)      109            71
- - ---------------------------------------------------------------------------------------------------------------------------------
May 31, 1992                                          598     11,100          220,776       55,544    (6,116)      281,902

   Net income                                                                                1,058                   1,058
   Cash dividends
     Preferred stock -- $5 a share                                                             (30)                    (30)
     Common stock --$.20 a share                                                            (2,198)                 (2,198)
   Treasury stock issued for bonuses
     and options -- 96,451 shares                                                           (1,441)    3,249         1,808
   Treasury stock purchased -- 1,034 shares                                                              (29)          (29)
- - ---------------------------------------------------------------------------------------------------------------------------------
May 31, 1993                                          598     11,100          220,776       52,933    (2,896)      282,511

   Net income                                                                               25,751                  25,751
   Cash dividends
     Preferred stock -- $5 a share                                                             (30)                    (30)
     Common stock -- $.20 a share                                                           (2,278)                 (2,278)
   Common stock issued for bond
     conversion -- 1,432,296 shares                            1,432           44,876                               46,308
   Common and treasury stock issued
     for bonuses and options --
     136,476 shares                                                2              138         (865)    4,729         4,004
   Treasury stock purchased --
     94,978 shares                                                                                    (3,595)       (3,595)
- - ---------------------------------------------------------------------------------------------------------------------------------
May 31, 1994                                         $598    $12,534         $265,790      $75,511   $(1,762)     $352,671
                                                     ============================================================================

At May 31, 1994, Common Stock and Additional Paid-in Capital include $127.8 million of accumulated transfers from Retained Earnings in connection with stock dividends.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Texas Industries, Inc. (the Company) and all subsidiaries. The minority interest represents the 19.1% separate public ownership of Chaparral Steel Company (Chaparral).

Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials.

For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased, are considered cash equivalents. Temporary investments of $6.3 million at May 31, 1993, which are included in cash on the balance sheets, exceed 90-day maturity.

Earnings per share are computed by deducting preferred dividends from net income and adjusting for amortization of additional goodwill in connection with the contingent payment for the acquisition of Chaparral, then dividing this amount by the weighted average number of common shares outstanding during the period, including common stock equivalents.

Goodwill, currently being amortized on a straight-line basis over a 40-year period, is net of accumulated amortization of $9.9 million at May 31, 1994 and $7.6 million at May 31, 1993. Management regularly reviews remaining goodwill with consideration toward recovery through future operating results (undiscounted) at the current rate of amortization.

The Company's policy for new facilities is to capitalize certain costs until the facility is substantially complete and ready for its intended use. Chaparral began the commissioning of the large beam mill in February 1991. The mill was substantially complete and ready for its intended use in the third quarter of fiscal 1992 with a total of $15.1 million of costs deferred. The amounts of amortization charged to income were $3 million, $3 million and $1 million in 1994, 1993 and 1992, respectively, based on a five-year period.

The estimated fair value of each class of financial instrument as of May 31, 1994 approximates carrying value except for Chaparral's long-term debt. The fair value of all long-term debt at May 31, 1994, estimated by applying discounted cash flow analysis based on interest rates currently available to the Company for such debt with similar terms and remaining maturities, is approximately $218.2 million compared to the carrying amount of $202.4 million.

Certain amounts in the 1992 and 1993 financial statements have been reclassified to conform to the 1994 presentation.



WORKING CAPITAL

Working capital totaled $161.4 million at May 31, 1994, compared to $159.4 million at the prior year-end.

Notes and accounts receivable of $76.8 million at May 31, 1994, compared with $76.7 million in 1993, are presented net of allowances for doubtful receivables of $4.6 million in 1994 and $4.2 million in 1993.

Inventories are stated at cost (not in excess of market) generally using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $12.0 million in 1994 and $6.6 million in 1993.


Inventories are summarized as follows:

- - ----------------------------------------------
In thousands                    1994    1993
- - ----------------------------------------------
Finished products            $ 72,583 $ 54,049

Work in process                21,708   21,279

Raw materials and supplies     41,560   42,659
- - ----------------------------------------------
                             $135,851 $117,987
                             =================

LONG-TERM DEBT

Long-term debt is comprised of the following:

- - ---------------------------------------------------------------------------------------------------
In thousands                                                                    1994         1993
- - ---------------------------------------------------------------------------------------------------
Secured Debt
   Senior note due through 1999, interest rate at 6.69% (2% over LIBOR)       $71,000      $   --
   First mortgage notes of Chaparral, due through 1995, interest rates
     from 5% to 5.5% (up to 2% over LIBOR)                                      7,256        15,759
   First mortgage notes of Chaparral, due through 2001, interest rate
     14.2%                                                                     26,595        30,687
   Purchase money obligations, maturing through 1999, interest rates
     from 7% to 11.5%                                                           3,727         3,867
Unsecured Debt
   Senior notes of Chaparral, due through 2004, interest rates to 10.85%       80,000        80,000
   Pollution control bonds, due through 2007, interest rates from 4.5%
     to 10%                                                                    11,366        12,719
   Refinanced debt                                                               --          92,674
   Converted debt                                                                --          49,965
   Other, maturing through 2005, interest rates from 7.5% to 10%                2,446         4,366
- - ---------------------------------------------------------------------------------------------------
                                                                              202,390       290,037

Less current maturities                                                        31,127        22,794
- - ---------------------------------------------------------------------------------------------------
                                                                             $171,263      $267,243
                                                                             ======================

Annual maturities of long-term debt for each of the five succeeding years are $31.1, $32.6, $28.6, $28.5 and $28.0 million.

The Company has available a bank line of credit of $25 million of which $4.4 million has been utilized to support letters of credit. This line is due to expire in November 1996. The interest rate charged on borrowings is 1.75% over LIBOR. Commitment fees at an annual rate of 1/2 of 1% are paid on the unused portion of this line.

Chaparral has utilized $15 million of its $20 million available bank lines of credit, which are due to expire in January 1995, if not renewed. Interest rates on borrowings currently range from 4.69% to 4.88%. Commitment fees at an annual rate of 3/8 of 1% are paid on the unused portions of these lines.

The loan agreements contain covenants which provide for minimum working capital, restrictions on purchases of treasury stock, payment of dividends on common stock, limitations on incurring certain indebtedness and making certain investments. Under the most restrictive of these agreements, the aggregate amount of annual cash dividends on common stock is limited based on the ratio, excluding Chaparral, of earnings before interest, taxes, depreciation and amortization plus dividends from Chaparral to fixed charges. Chaparral loan agreements also restrict dividends and advances to its shareholders, including the parent company, to $33.0 million as of May 31, 1994. The Company and Chaparral are in compliance with all loan covenant restrictions.

As a result of a sinking fund payment and a notice of redemption issued by the Company, holders of $46.9 million of the Company's outstanding 9% convertible subordinated debentures due in 2008 converted such debentures into 1,432,296 shares of the Company's common stock at $32.74 per share. Assuming these convertible debentures had been converted as of June 1, 1993, supplemental earnings per share for fiscal year 1994 would have been $2.20.

Property, plant and equipment, principally Chaparral's, carried at a net amount of approximately $231.0 million at May 31, 1994 is mortgaged as collateral for $37.6 million of secured debt. The Company's Chaparral stock is pledged as collateral for the $71 million Senior note and the $25 million line of credit.

The amount of interest paid was $31.6 million in 1994, $33.4 million in 1993 and $34.7 million in 1992. Interest capitalized totaled $3.4 million in 1992.

SHAREHOLDERS' EQUITY

Common stock consists of:

- - -------------------------------------------------------------------
In thousands                                          1994    1993
- - -------------------------------------------------------------------
Shares authorized                                    15,000  15,000
Shares outstanding at May 31                         12,489  11,015
Average shares outstanding including equivalents     11,327  11,085
Shares held in treasury                                  45      85
Shares reserved for:
  Convertible subordinated debentures                   --    1,526
  Stock options and other                             1,334     640


There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. There were 5,976 shares of $5 Cumulative Preferred Stock outstanding at May 31, 1994 and 1993.

An additional 50,000 shares are designated Series A Junior Participating Preferred Stock, redeemable under certain conditions at a redemption price, subject to adjustment, equal to 200 times the aggregate amount to be distributed per share to holders of Common Stock but not less than $100. There are outstanding rights, issued to common shareholders under the Company's Shareholders Protection Plan, to purchase 48,484 shares of Series A Junior Participating Preferred Shares, none of which were outstanding. Under certain conditions, each right may be exercised to purchase one two-hundredth of a share for $100. The rights, which are non-voting, expire in 1996 and may be redeemed by the Company at a price of five cents per right at any time.

STOCK OPTION PLANS

The Company's stock option plans provide that non-qualified and incentive stock options to purchase Common Stock may be granted to officers and key employees at market prices at date of grant. Generally, options become exercisable in installments beginning one or two years after date of grant, and expire six or ten years later depending on the initial date of grant. A summary of option transactions for the two years ended May 31, 1994, follows:

                                   Shares Under          Aggregate
                                      Option           Option Price
- - -----------------------------------------------------------------------
$ In thousands                     1994     1993       1994      1993
- - -----------------------------------------------------------------------
Outstanding at June 1            429,874   471,068   $10,129   $11,105
  Granted                         87,450    60,500     2,108     1,388
  Exercised                     (134,492)  (14,508)   (3,856)     (320)
  Cancelled                      (22,828)  (87,186)     (598)   (2,044)
- - -----------------------------------------------------------------------
Outstanding at May 31            360,004   429,874   $ 7,783   $10,129
                                 ======================================
Shares at May 31
  Exercisable                     71,644
  Available for future grants    914,550

The options outstanding at May 31, 1994, expire on various dates to October 19, 2003.

INCOME TAXES

The provisions for income taxes are composed of:

- - ----------------------------------------------------------------------
In thousands                                  1994     1993      1992
- - ----------------------------------------------------------------------
Current                                     $11,766  $ 3,637    $1,305
Deferred                                      3,790   (4,283)      432
- - ----------------------------------------------------------------------
Expense (benefit)                           $15,556  $  (646)   $1,737
                                            ==========================

A reconcilement from statutory federal taxes to the above provisions follows:

- - ----------------------------------------------------------------------
In thousands                                  1994     1993      1992
- - ----------------------------------------------------------------------
Taxes at statutory rate                     $15,256  $     6   $ 1,704
  Change in statutory federal tax rate        1,949      --        --
  Tax credit carryforwards                      (36)     653       546
  Additional depletion                       (2,107)  (1,831)   (1,213)
  Goodwill                                      811      788       788
  State income tax                              242      220       276
  Non taxable insurance benefits               (528)    (481)     (377)
  Other -- net                                  (31)      (1)       13
- - ----------------------------------------------------------------------
                                            $15,556  $  (646)  $ 1,737
                                            ==========================

Effective June 1, 1992, the Company adopted Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" (SFAS 109). An additional income tax provision of $1,949,000 was recognized in 1994, due to federal tax legislation enacted on August 10, 1993, which increased the corporate tax rate to 35%.

The provision for 1992 deferred income taxes (prior to the adoption of SFAS 109) was principally comprised of the tax effects of temporary differences as follows: $3.2 million commissioning costs, $4.6 million real estate gains and ($7.0 million) net operating loss utilization.

The Company joins in filing a consolidated tax return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on the net taxable income or loss of the individual member.

As of May 31, 1994, for tax purposes, the Company has net operating loss carryforwards available for offset against both regular taxable income and alternative minimum taxable income of approximately $6.1 million, which expire in the years 1997 through 2000. The Company has general business tax credit carryforwards of approximately $2.5 million which expire in the years 1995 through 2009. The Company made income tax payments of $9.7 million, $.4 million, and $2.5 million in 1994, 1993 and 1992, respectively.

The components of the net deferred tax liability at May 31 are summarized below:

- - ----------------------------------------------------------------------
In thousands                                          1994       1993
- - ----------------------------------------------------------------------
Deferred tax assets
  Deferred compensation                            $  3,317   $  3,360
  Expenses not currently tax deductible               9,154      9,924
  Tax cost in inventory                               3,516      3,148
  Net operating loss carryforwards                    2,129      8,772
  Tax credit carryforwards                            2,486      4,403
  Alternative minimum tax credit carryforwards       18,446     14,232
  Other                                                 --         826
- - ----------------------------------------------------------------------
     Total deferred tax assets                       39,048     44,665

Deferred tax liabilities
  Accelerated tax depreciation                       72,800     73,952
  Deferred real estate gains                          5,488      5,331
  Deferred acquisition expense                        9,381      9,113
  Commissioning costs                                 2,817      3,762
  Other                                               1,427      1,583
- - ----------------------------------------------------------------------
     Total deferred tax liabilities                  91,913     93,741

Net tax liability                                    52,865     49,076
Less current portion (asset)                        (10,691)   (11,392)
- - ----------------------------------------------------------------------
Net deferred tax liability                         $ 63,556   $ 60,468
                                                   ===================

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company.

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position.

RETIREMENT PLANS

Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for the above plans was $1.5 million in 1994, $1.8 million in 1993, and $1.7 million in 1992. It is the Company's policy to fund the plans to the extent of charges to income.

INCENTIVE PLANS

All personnel employed as of May 31 share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of the plans is one year and is subject to annual renewal by the Company's Board of Directors. The expense for these plans, included in selling, general and administrative, was $4.1 million, $1.8 million and $1.4 million for 1994, 1993, and 1992, respectively.

Certain executives of Chaparral participate in a deferred compensation plan based on a five-year average of earnings. Amounts recorded as expense (reduction) under the plan were $(2.0) million, $(2.4) million and $(.6) million for 1994, 1993, and 1992, respectively.

OPERATING LEASES

Total expense for operating leases for mobile equipment, office space and other items (other than for mineral rights) amounted to $10.0 million in 1994, $9.6 million in 1993 and $9.9 million in 1992. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $20.8 million at May 31, 1994. Annual lease payments for the five succeeding years are $5.3 million, $4.4 million, $3.1 million, $4.1 million and $.6 million.

BUSINESS SEGMENTS

Business segment information is on pages 4 and 5. Intersegment sales, which are not material, are accounted for at prices comparable to normal trade customer sales. Operating profit is total sales and revenue less operating costs and expenses, excluding general corporate expenses and interest expense. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets consist primarily of cash and temporary investments, real estate subsidiaries and other financial assets not identified with a major business segment.

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following is a summary of quarterly financial information for the two years ended May 31, 1994 (in thousands except per share):

                                            Three months ended
- - ------------------------------------------------------------------------
1994                                 Aug.     Nov.      Feb.      May
- - ------------------------------------------------------------------------
Net sales
  Steel                           $101,896  $117,225  $118,687  $124,467
  Cement/concrete                   66,852    55,898    51,414    70,708
- - ------------------------------------------------------------------------
                                   168,748   173,123   170,101   195,175
                                  ======================================

Operating profit
  Steel                              4,353    10,741    10,697     9,665
  Cement/concrete                   11,568     8,309     5,588    21,209
- - ------------------------------------------------------------------------
                                    15,921    19,050    16,285    30,874
                                  ======================================

Net income                           1,426     5,585     2,866    15,874
Per share
  Net income *                         .13       .51       .26      1.33
  Dividends                            .05       .05       .05       .05
  Stock price
    High                            24 7/8    26        36        39 3/4
    Low                             21 7/8    23 1/8    26        30 7/8

- - ------------------------------------------------------------------------
1993                                 Aug.     Nov.      Feb.      May
- - ------------------------------------------------------------------------
Net sales
  Steel                           $101,558  $106,568  $103,396  $108,688
  Cement/concrete                   53,948    46,843    38,884    54,407
- - ------------------------------------------------------------------------
                                   155,506   153,411   142,280   163,095
                                  ======================================
Operating profit
  Steel                               (682)    4,913     4,371     4,288
  Cement/concrete                    9,365     7,036       730    14,551
- - ------------------------------------------------------------------------
                                     8,683    11,949     5,101    18,839
                                  ======================================

Net income (loss)                     (943)      264    (4,465)    6,202
Per share
  Net income (loss)                   (.08)      .03      (.40)      .56
  Dividends                            .05       .05       .05       .05
  Stock prices
    High                            24 1/4    21 3/4    28 3/4    28 1/2
    Low                             20 1/2    19 1/4    20 5/8    21 1/4

*The sum of these amounts does not equal the annual amount because of changes in the average number of common equity shares outstanding during the year.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.


                                                /s/  Ernst & Young, LLP
                                                -------------------------------

Dallas, Texas
July 15, 1994

FORM 10-K REQUESTS

Shareholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 1994, as filed with the Securities and Exchange Commission. Written requests should be addressed to Investor Relations.

The information contained herein is not given in connection with any sale or offer of, or solicitation of any offer to buy, any securities.

TRANSFER AGENT AND REGISTRAR

Chemical Bank
  Common Stock
  Shareholder Inquiries 1-800-635-9270

STOCK EXCHANGE LISTING

New York Stock Exchange (ticker symbol TXI)

ANNUAL MEETING

The Annual Meeting of Shareholders of Texas Industries, Inc. will be held Tuesday, October 18, 1994, at 9:30 a.m. CDT, at The Ballpark in Arlington, 1000 Ballpark Way, Arlington, Texas. Proxies for this Meeting will be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the Company.

TEXAS INDUSTRIES, INC.

DIRECTORS

Ralph B. Rogers
Chairman of the Board

Robert D. Rogers
President and Chief Executive Officer

Robert Alpert, Chairman of the Board
Alpert Companies
Dallas, Texas

Gordon E. Forward, President and Chief Executive Officer
Chaparral Steel Company
Midlothian, Texas

Richard I. Galland
Attorney at Law
Dallas, Texas

Gerald R. Heffernan, President
G. R. Heffernan & Associates, Ltd.
Toronto, Ontario

Ian Wachtmeister, Chairman and Chief Executive Officer
The Empire AB
Stockholm

CORPORATE OFFICERS

Robert D. Rogers
President and Chief Executive Officer

Melvin G. Brekhus
Vice President -- Cement Production

Brooke E. Brewer
Vice President -- Human Resources

Roman J. Figueroa
Vice President -- Aggregates

Richard M. Fowler
Vice President -- Finance

James R. McCraw
Vice President -- Controller

Robert C. Moore
Vice President -- General Counsel and Secretary

Burl W. Ruth
Vice President -- Concrete

Tommy A. Valenta
Vice President -- North Texas Concrete/Cement Marketing

Kenneth R. Allen
Treasurer

E. Leo Faciane
Environmental Affairs

Julia P. Fuller
Assistant Treasurer

CHAPARRAL STEEL COMPANY

DIRECTORS

Robert D. Rogers
Chairman of the Board

Gordon E. Forward
President and Chief Executive Officer

Robert Alpert, Chairman of the Board
Alpert Companies
Dallas, Texas

John M. Belk, Chairman of the Board
Belk Stores Services, Inc.
Charlotte, North Carolina

Lic. Eugenio Clariond Reyes
Director General and Chief Executive Officer
Grupo IMSA, S.A.
Monterrey

Gerald R. Heffernan, President
G. R. Heffernan & Associates, Ltd.
Toronto, Ontario

Dr. Gerhard Liener, Chief Financial Officer
Daimler - Benz AG
Stuttgart

OFFICERS

Gordon E. Forward
President and Chief Executive Officer

Kenneth R. Allen
Director -- Investor Relations

Dennis E. Beach
Vice President -- Administration

Larry L. Clark
Vice President -- Controller and Assistant Treasurer

David A. Fournie
Vice President -- Operations

Richard M. Fowler
Senior Vice President -- Finance

Richard T. Jaffre
Vice President -- Raw Materials

Robert C. Moore
Vice President -- General Counsel and Secretary

Libor F. Rostik
Senior Vice President -- Engineering

Jeffry A. Werner
Senior Vice President -- Commercial

Peter H. Wright
Vice President -- Quality Control and SBQ Sales